OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

VoiceVoice, Inc.

1025 3rd Street
Oakland, CA 94607

http://www.voicevoice.com

18181 shares of VV Launch Round Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 500,000 shares of VV Launch Round Preferred Stock ($275,000)

Minimum 18,181 shares of VV Launch Round Preferred Stock ($9,999.55)

Company	VoiceVoice, Inc.
Corporate Address	1025 - 3rd Street, Oakland CA 94607
Description of Business	VoiceVoice, Inc. dba MaestroConference is a hosted technology service for highly interactive conversations, and is used for webinars, teleseminars, conference calls and other hosted conference formats, by an impressive list of customers (available elsewhere).
Type of Security Offered	VV Launch Round Preferred Stock *(see "Offering Details" for full set of Rights and Preferences)*
Purchase Price of Security Offered	.55/share
Minimum Investment Amount (per investor)	$100.10

Perks

$500 — If you invest $500 or more

- You name a 501c3 organization and we will donate $250 worth of service on our platform in your name to them (some restrictions apply; may result in a new customer which makes investors cheer!)

$1,000 — If you invest $1,000 or more, you will receive the following:

- Accumulating Dividend. 7% of your investment is either paid in cash, or accumulates in your name; the accumulated amount is paid in cash before any distribution to common shareholders (see Q&A for more details; the accumulating dividend is only at this tier and above, but the insurance-like investor preference is offered to all investors irrespective of dollar amount).
- Name a 501c3 organization and we will donate $500 worth of service on our platform in your name to them (some restrictions apply).

$5,000 — If you invest $5,000 or more, you will receive all of the perks in lower tiers of investment plus:

- VIP priority event tech services to help you plan, design and run a virtual "family reunion" or "class reunion" hosted on our platform for your family, college class, or high school class; a virtual team building or leadership development event for your organization (or group or company of your choosing); OR a "strengths builder" conversation for your neighborhood - we provide a live assistant with instructions and to run the controls.

- Name a 501c3 organization and we donate $1,000 worth of service on our platform in your name to them (some restrictions apply).

$10,000 - If you invest $10,000 or more, you will receive all of the perks in lower tiers of investment plus:

- Participate in an annual 'Advisors Meeting'- meet others who share the mission and discuss how conversations can change the world, your role, and any collaboration.

- Name a 501c3 organization and we donate $2,000 worth of service on our platform in your name to them (some restrictions apply).

$25,000 - If you invest $25,000 or more, you will receive all of the perks in lower tiers of investment plus:

- Investors' dinner at MaestroConference office in Oakland (fellow investors meet and greet, with virtual component for those investors who cannot attend in person).

- Name a 501c3 organization and we donate $5,000 worth of service on our platform in your name to them (some restrictions apply).

Investors in the first $50k of this round will receive a 10% stock bonus.

This means you'd own 10% extra shares to sell in the case of an acquisition, IPO, or other liquidity event, and the effective yield on the accumulating dividend is 7.7% if you invest $1000 or more. Management may choose at its discretion to increase the $50k limit, awarding this bonus to additional investors, by announcing it on the offering page. Investors that qualify will receive the additional bonus shares from the Company's transfer agent after the close of the offering.

All perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

MaestroConference is a hosted technology service for highly interactive conversations at scale, and is used for webinars, teleseminars, conference calls and other hosted conference formats, by hundreds of paying subscribers, thousands of conversation hosts, and now 8 millions participants. See the impressive list of customers available elsewhere.

Sales, Supply Chain, & Customer Base

We sell both platforms online and by phone/webinar, generating leads in a variety of ways including word-of-mouth and use of the platform (historically the number one source of leads) as well as online ads, direct outreach, social media, and other methods. To convert those leads into customers, we offer online written materials, videos, and private phone and webinar meetings.

Our systems are hosted on servers we operate, and nearly all of the software we either wrote, or is available under open source license. So, outside of some small licensing fees (e.g. our current screenshare component) and some other usage fees (e.g. 800 # service, Canadian phone numbers etc) there's very little marginal cost.

Customers pay for MaestroConference with monthly subscriptions, plus additional fees for services and one-time events. The pricing model for VoiceVoice has not been finalized, but we plan to offer the services for an up-front fee, plus for each use beyond a certain point, as well as with the monthly subscription.

The bulk of the customers are either political or non-profit organizations, small or mid-size training organizations, training departments, schools, or other large enterprises.

Competition

There's a long list of companies that offer some version of conferencing software - Adobe Connect, ReadyTalk, AnyMeeting, and MeetingBurner, to name just a few. Some of the more well-known brands in the market today include Cisco WebEx, Google Hangout, GoToWebinar and - most recently - Zoom Video, a newer competitor that is growing quickly.

While all of these technologies have their strengths, none of them have a flexible, scalable way to create breakouts, crowdsource or call on people from the audience with the ease and the immediacy of real-time, in-person events.

And, in comparison with the VoiceVoice platform, none of them create what someone recently described as an "evergreen conversation", where the recorded elements can keep creating live powerful intimate conversations, without further intervention.

The MaestroConference platform also has advantages over the competition, primarily within the platform's unique ability to accommodate up to 5,000 people (and 100,000 people via a live streaming feature being released soon), speaking in parallel small groups while the host virtually "walks the rooms". All the while, attendees remain involved as participants of a bigger conversation, thanks to a fully collaborative environment with opt-ins, breakout document editing, shared voting, tweet suggestions, private chat, breakout creation by data, and many capabilities with a "truly interactive" focus in mind. These are aspects that the competition overlooks.

Liabilities and Litigation

The Company is not involved in any litigation, nor know of any issues where litigation might be pending.

The Company has no debt to any banks or financial institutions. We have received support in convertible debt and other company-friendly debt instruments, that have helped the Company achieve what it has so far, and have those on very favorable terms in their various forms as follows.

The Company has some incredibly Company-friendly “early friend investor debt” in the amount of $382k. The total quarterly payment is capped at 2.5% of cash revenue, and there is no due date - interest accumulates at 6% until repaid by the 2.5% of revenue, or in a liquidity or windup event.

The Company also has some convertible debt from individuals who made previous investments and further wanted to support the company in this way, for a total of $90k worth of principal that may be converted to equity, bearing 1% monthly interest, and which is due within the next 18 months if not extended. We plan to repay this with current revenue (or initiate new notes in about the same amounts) in the case the investors do not convert it into equity or extend.

.

The team

Officers and directors

Brian Burt	Founder, CEO & Board Member
Julian Martinez	Board Member & Director of Marketing
Christopher Kyle	Board Member

Brian Burt
Brian is the Founder/CEO of MaestroConference, the company behind VoiceVoice. MaestroConference is the leading technology for highly interactive virtual events. Brian has worked with MaestroConference’s corporate clients including Kaiser Permanente, Airbnb, the Obama Campaign, MoveOn.org, Nextdoor and others. He’s co-hosted events with Deepak Chopra, Jack Canfield, Marianne Williamson, and many others. Brian previously worked at Charles Schwab, where he led multi-million-dollar

technology projects in the areas of telephone technology, marketing, and CRM systems. He has also led a very successful consulting firm specializing in large technology project leadership. He left enterprise software and systems development to launch MaestroConference in 2008 and has served as the Founder, CEO and Board Member for MaestroConference/VoiceVoice ever since (2008-current). Brian holds a Master's degree in Mathematics / Mathematical Economics from University of Minnesota, a BA from Carleton College, and a certificate in Financial Planning from UC Berkeley.

Julian Martinez
In addition to serving on the Board of Directors, Julian leads the Marketing team. He has held the following titles at VoiceVoice/MaestroConference: - Director of Marketing from February 2016-current -Board Member from July 2016-current Julian has spent the past 8+ years building multi-channel marketing programs from scratch. Before joining VoiceVoice, he was the first marketing hire and served as Director of Marketing for BidOnFusion.com, an ecommerce startup, from March 2014 through August 2015. From 2009 through 2014, Julian served as co-founder of Web Video Crew, a boutique marketing agency that provided marketing services to over 200 clients, including Living Spaces, a US Top 35 furniture brand, and Big Mama's & Papa's Pizzeria, the pizza chain that Ellen Generes had delivered live on-air to the 2014 Oscars. Julian holds a B.A. in Economics from Stanford University.

Christopher Kyle
VoiceVoice/MaestroConference Board Member from 2010 to current. Chris is a speaker, teacher, business coach, e-learning expert. From February 2016 to current, he has served as founder of Launch Academy, a live online training program that guides participants through a proven process to build out their online learning platform and grow their global community. Chris also walks-his-talk by developing and teaching his own public online learning programs in the areas of purpose, success and authentic leadership under his brand, ChrisKyle.com. He has served as Founder of ChrisKyle.com from 2009 to current. He recently created The Power of Purpose Online Summit, which drew over 10,000 participants from 85 countries around the world. He is the former Chief Development Officer and Chief Marketing Officer at Evolving Wisdom, a fast-growing online learning company that produces virtual courses with leading personal development luminaries. Chris guided the launches of new online courses for Neale Donald Walsch, Jean Houston, Arielle Ford, Terry Patten and others. Chris graduated from Stanford University where he studied Political Science and Economics.

Number of Employees: 4

Related party transactions

The Company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company's operations may be unprofitable, and may result in the total loss of investment.** While the Company believes in good faith that its business plans have a reasonable chance at success, the operations of the Company are ultimately speculative and improve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand a total loss of their investment.
- **The software industry is highly competitive, and software can fail.** The software industry is highly competitive with a large and ever-increasing number of products competing for a limited market. While the Company believes in good faith that its products implement cutting edge technology, existing or future competitors could possible produce and market products comparable or superior to those of the Company, or be more effective at marketing, sales, service or implementation. Any conferencing platform may have technology issues such as phone network downtime, server or service downtown, hacking attacks that impact reliability, upgrade or improvements with unintended consequences, or other issues which make our technology unavailable to our customers or participants until fixed. Such a scenario may have a material adverse effect on the Company's business, results of operations, and financial condition, and thus upon the Company's financial condition.
- **The success of the Company is highly dependent upon the ability of its CEO and management team, to attract and retain qualified managers and other personnel in a competitive environment.** Growth of the Company will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such personnel can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive in the San Francisco Bay Area in particular, and there can be no assurances that any critical positions can be filled there on a timely basis.
- **The Company's revenue model may be impaired or change.** The Company's success depends mainly on its ability to receive revenue as earnings from the Company's social conferencing platform. The Company may not receive revenue if the social conferencing platform is not able to successfully generate earnings. Also, the Company may generate earnings but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.
- **The Company intends to use a significant portion of the proceeds from the Offering for unspecified working capital.** The Offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we definitely have plans for it (focused on sales and marketing) the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that Investors could evaluate. Such portion of the proceeds from this Offering will be used for the purposes that the

Company's management deems to be in its best interests in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The Company may choose to use the proceeds in a manner that investors do not agree with, and Investors may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and thus the Company, and ultimately cause an Investor to lose all or a portion of his or her investment

- **From time to time, third parties may claim that one or more of the Company's products infringe their intellectual property rights.** The Company has received no notices or indications otherwise and believes they have not infringed in anyone else's IP rights. That said, the Company's technology-driven business is highly dependent on the Company's intellectual property. While the Company believes in good faith that it has robust rights to all intellectual property needed for its business, any dispute or litigation regarding intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert the Company's management and key personnel from its business operations. A claim of intellectual property infringement could force the Company to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require the Company to redesign or relabel its products, which would be costly and time-consuming, and/or could subject the company to an injunction against sale of certain of its products. The Company may have to pay substantial damages, including damages for past infringement if it is ultimately determined that its products candidates infringe a third party's proprietary rights.
- **The company has a small team, and the loss of key team members, and especially the loss or death of the found Brian Burt, could harm the Company's ability to implement their plans.** The Company could be harmed in the event of the death or disability of founder Brian Burt. Likewise, key team members could leave or become unable to serve, decreasing the Company's ability to achieve its goals. With key team members in the San Francisco Bay area, it's possible an earthquake or other natural event could simultaneously impact multiple employees. The Company also leverages the global talent pool and political risks, natural disasters, communication outages and other factors can make team members unavailable or otherwise impact our ability to keep operating at current efficiency.
- **The Company may need more money.** The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed, and hurt the Company's ability to meet its goals. Even if the Company raises this entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because of the terms of future investment rounds.

- **The Company may not become profitable, nor be sold for amounts able to recoup this investment.** The market for technology companies is not predictable. While we may be able to sell the company for its technology, client relationships, team, or other factors, there's no guarantee that it can be sold, nor that it will become profitable, nor that it will reach an Initial Public Offering. Even if those do occur, there's no guarantee that investor returns will be positive.
- **The Company's securities may not be marketable.** Even if the Company is successful, an investor may want immediate access to the then-net worth of the investment, but selling private securities can be difficult or impossible. In this case, an investor may need to wait until a liquidity event, and there are no guarantees one will occur.
- **The VoiceVoice platform may incur significant costs for usage.** The VoiceVoice platform uses multi-party video conferencing. Initially, we are using a paid service for this, and the charges that we pay to a service provider are non-trivial. This may hurt our flexibility with pricing and promotion, because if a "demo event" goes viral as intended, it could cause the Company significant financial cost. We plan to charge customers per hour of participant usage (rather than unlimited events per month) but the cost of usage for VoiceVoice will likely be higher than for MaestroConference (which historically has incurred marginal usage costs of <5% of gross revenue).

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Brian Burt, 65.71% ownership, Common Stock

Classes of securities

- Common Stock: 6,100,000

  Common Stock

  The Company is authorized to issue up to 20,000,000 shares of common stock. There are a total of 4,800,000 shares currently outstanding. In addition, 1,300,000 common shares are allocated to unvested employee stock options, and 2,300,000 shares are allocated to options for future hires.

  Dividend Rights

  Holders of our common stock (as well as preferred) are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

  Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

- Seed Series Preferred Stock: 6,520,660

Conversion

Convertible to common stock.

Dividend Rights

7.7% of the stock's Original Purchase Price is either paid in cash each year, or accumulates for the Preferred shareholder, at the discretion of the Board of Directors.

Rights to Receive Liquidation Distributions

Anticipated amendment of the rights of this class of Preferred Stock to grant 1x non-participating preference, "1x non-participating preference" gives the option for investors to claim their full original investment (or share thereof) if that's preferable to the participating and dividend, and is equal in priority to all cash investors (that is, across all existing classes of Preferred Stock).

Upon merger, acquisition, or liquidation, the better of these options is selected 1) any as yet unpaid accumulating 7.7% dividends are first paid to Preferred shareholders, with the remaining funds to be shared ratably among the Preferred shareholder and remaining (common) shareholders; OR 2) the 1x non-participating is selected, meaning original investment or share thereof is distributed, (with share classes selecting this option not receiving any remainder).

Voting Rights *(of this security)*

This series is non-voting (until converted to common).

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Seed Series Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- 2015 Round (Seed Series) Preferred Stock: 365,000

Conversion

Convertible to common stock.

Dividend Rights

7.7% of the stock's Original Purchase Price is either paid in cash each year, or accumulates for the Preferred shareholder, at the discretion of the Board of Directors.

Rights to Receive Liquidation Distributions

Upon merger, acquisition, or liquidation, any as yet unpaid accumulating dividends are first paid to Preferred shareholders, 7.7% accumulating dividend, or a 1x non-participating, whichever is better for the investor, with the remaining funds to be shared ratably among the Preferred shareholder and remaining shareholders.

Voting Rights *(of this security)*

This series is non-voting (until converted to common).

Rights and Preferences

The rights, preferences and privileges of the holders of this series of Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- 500 Startups KISS: 764,283

See exact terms at: https://500startups.app.box.com/s/wxkh7gqyqsfmoxixk7vm

KISS is the 500 Startups version of a SAFE agreement, or Simple Agreement for Future Equity. It is a type of convertible security. No SAFEs have been converted into outstanding shares. If we assume this SAFE is converted at the current valuation, we calculate that it would result in a total of 764,283 shares of Preferred Stock.

Dividend Rights (*include if applicable*)

SAFEs do not have dividend rights, but upon an equity financing, shall be converted into Preferred Stock. Preferred Stock may be entitled to the payment of dividends before any distribution is made to the Common Stock.

Acquisition, Merger or Liquidation

In the event of acquisition, merger or liquidation, the SAFEs shall be converted into Common Stock (or, a 2x non-participating preference is available).

Voting

SAFEs do not have voting rights until converted.

Rights and Preferences

The rights, preferences and privileges of the holders of SAFEs are dependent on the the happening of a financing or sale, merger or liquidation of the company. The shares into which SAFEs are converted will be subject to and may be adversely affected by, the rights of the holders of other series of Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- WeFunder SAFE: 498,307

SAFEs

A SAFE is an acronym for Simple Agreement for Future Equity. It is a type of convertible security. No SAFEs have been converted into outstanding shares. If we assume all SAFEs were converted at the current valuation, they would result in a total of 498,307 shares of Preferred Stock.

Dividend Rights (*include if applicable*)

SAFEs do not have dividend rights, but upon an equity financing, shall be converted into Preferred Stock. Preferred Stock shall be entitled to the payment of dividends before any distribution is made to the Common Stock.

Acquisition, Merger or Liquidation

In the event of acquisition, merger or liquidation, the SAFEs shall be converted into Common Stock.

Voting

SAFEs do not have voting rights until converted.

Rights and Preferences

The rights, preferences and privileges of the holders of SAFEs are dependent on the the happening of a financing or sale, merger or liquidation of the company. The shares into which SAFEs are converted will be subject to and may be adversely affected by, the rights of the holders of other series of Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- VV Launch Round Preferred Stock: 0

  Dividend and Liquidation Rights

  Investors are Purchasing VV Launch Round Preferred Stock, which has the following features:

  i) Participating 7% Accumulating Dividend Preference, for those who invest $1000 or more. 7% of the stock's Original Purchase Price is either paid in cash each year, or accumulates for the Preferred shareholder, at the discretion of the Board of Directors. Upon merger, acquisition, or liquidation, any as yet unpaid accumulating dividends are first paid to Preferred shareholders, with the remaining funds to be split evenly, per share, among the Preferred shareholder and remaining shareholders.

  ii) Non Participating Preference. Alternatively, in case of merger, acquisition, or liquidation, Preferred Investors have the rights to claim their entire original purchase price in full, minus cash dividends already paid, before any amount is distributed to the Common shareholders.Shareholders exercising this preference do not receive any share of the remaining funds after the total preference is paid, nor any unpaid accumulated dividends. Preferred shareholders receive whichever preference option above results in more proceeds (but not both), as determined at the time of the event by the lead investor. In case of ambiguity,such as an acquisition offer that includes private stock (of uncertain value) as well as cash, the share series votes which preference to select. In case different series shareholder groups opt for different choices, or in case funds are insufficient to meet the total preference amounts, the preference amounts of all series are all considered of equal priority, and funds are paid proportionate to the preference amount.

  Voting Rights and Conversion *(of this security)*

  This series is non-voting until converted to common. It may be converted to common at any time.

  Rights and Preferences

  The rights, preferences and privileges of the holders of this series of Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

Investors of the securities under this Offering will have Preferred Stock in the Company that do not provide voting rights or participation in management except as otherwise provided under the Corporations Code of California. Generally, only holders of Common Stock (as contrasted with the holders of the Preferred Stock under this Form C) have the right to vote on, and otherwise participate in, the management of the Company and its business. Accordingly, the Common Stock will continue to be able to control the Company, with the power and authority to make both strategic long-term and day-to-day operational decisions regarding the Company. Some or all of the Common Stock may have interests that are different from the purchasers of Preferred Stock, and the Common Stock may support proposals and actions with which purchasers may disagree. The concentration of voting power in the Common Stock could possibly delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

MaestroConference is a hosted technology service for innovative forms conferencing: large and interactive webinars and conference calls, and now hybrid events with live breakouts and recorded host instructions via the VoiceVoice platform. MaestroConference has been used by over 8 million participants, including customers like Obama for America, Stanford University, Airbnb and Greenpeace.

Customers pay us for the ability to use our platform, and more than 80% of the Company's revenue is from monthly subscriptions automatically charged to a credit card (as of September 2017- and quite consistent over many years). The remainder of the revenue is driven from a variety of sources: invoiced subscriptions paid by check (5-10%), subscriptions billed annually to credit cards (roughly 5%), for premium usage such as international numbers that we charge per minute (~1%), or large one-time events (varies typically 0-10%).

Overall regular subscription revenue is flat in 2017 (Jan-Sept), compared to the same period last year (up <1%). As expected, we've seen a decrease after the election year from special presidential campaign revenue (which we started breaking out when the Obama campaign was a major part of our revenue), as well as from one-time large events, and other political subscriptions. So, overall revenue is down 16% YTD (Jan-Sept) from the same period last year. The company has also reduced expenses significantly over the course of 2017, visible in total expense decrease by 28%. We still have a team able to handle all customer support tickets, enhance the MaestroConference platform in key ways, while most important bringing the VoiceVoice platform to market with the technology, service, and marketing/sales teams in place. With this investment, we do plan to enhance that effort.

Even with our investment in building VoiceVoice, the past couple months have been roughly cash-flow breakeven (August cash flow positive by ~$5k, September roughly $10k net out).

Financial Milestones

Unlike many technology companies, we cover the vast majority of our expenses with revenue, and by far most of that revenue is with monthly subscriptions. Dependable monthly subscription revenue thus pays the majority of our expenses.

For internal decision-making we make purposefully-conservative cash flow projections which assume zero increase in revenue either from the VoiceVoice platform, nor from MaestroConference growth, and assume no money is raised from the crowdfunding campaign, which we believe to be unlikely. Nonetheless, this scenario shows that the company could sustain at current levels through mid-2018, at which time the Company would need to reduce expenses by roughly 20% to sustain current operations.

With the additional funds, we plan to invest more in the development and marketing launch of the VoiceVoice platform.

Liquidity and Capital Resources

We plan to use the proceeds from this capital raise to launch the VoiceVoice platform into the marketplace. This raise will allow us to make some technology improvements, and to have the sales & marketing resources needed for the launch that optimizes the launch. Without the raise, we believe we'll be able to develop and sell the technology, but with less resources, and less impact, and thus would occur more slowly.

We raised approximately $264k with a crowdfunding raise around the last quarter of 2016 (ended the first days of 2017). We realized in about March that there is a bigger opportunity with the potential of the VoiceVoice platform than there is strictly within conferencing. So, we have since been slowing our investment in the MaestroConference platform, and instead building this new technology.

Even with our investment in building VoiceVoice, the past couple months have been roughly cash-flow breakeven (August cash flow positive by ~$5k, September roughly $10k net out). Revenues have covered most of our expenses every year since our founding, with the remainder made up of investments which we raised and spent for growth. Revenues have covered roughly 80% of our expenses in 2015, 91% in 2016, 70% as of September 2017 YTD, with revenue covering more than 90% of total expenses this past quarter Q3 2017. We have not had any federal income taxes due and have accumulated loss carryforward so do not expect tax liabilities to be substantial initially, even as we become profitable.

Assets include cash in the bank of just under $50k as of September 30, 2017, and a projected monthly burn of between $5k and $7k. In order to improve this cash flow, several initiatives were implemented in 2017 to increase profitability by reducing costs, while we plan for a major launch of the VoiceVoice platform which could bring significant positive returns in the following years. (Debt is on friendly terms from friendly investors, and we believe we'll be able to rollover or renew existing debt without impacting cash flows significantly. See the debt section for more details.)

Indebtedness

The Company has no debt to any banks or financial institutions. We have received funds in convertible debt and other company-friendly debt instruments, that have helped the Company achieve what it has so far. Those come with very favorable terms in their various forms as follows. The Company has some extremely Company-friendly "early friend investor debt" in the amount of $382k. The total quarterly payment is capped at 2.5% of Company's cash revenue, and there is no due date - interest accumulates at 6% until repaid by the 2.5% of revenue, or in a liquidity or windup event. The Company also has some convertible debt from three persons who made previous investments and further wanted to support the company with liquid assets, with a balance in the total amount of $90k. The notes bear .8% to 1% monthly interest, and are due within the next 18 months (most in 2018) if not extended or converted to equity. We plan to repay this with current revenue in the case the investors do not convert it into equity, or offer similar terms to other investors and thus rollover into similar terms should an individual not want to extend. We don't plan to increase overall debt levels, but rather to retire those that exist, gradually. As of the end of 2016, we had an additional loan (towards the crowdfunding proceeds, which were not yet disbursed) and some additional investor debt, which has been since repaid. While not technically a debt on the balance sheet, we feel it appropriate to disclose approximately $125k in a "Contingent Deferred Compensation Plan" which we offered to early employees and consultants (and which no officers and directors were offered, as they instead took equity). This only becomes payable upon company profitability for two quarters in a row, and the payments are capped at 30% of quarterly profit until repaid, or upon a positive liquidation event. The company had unsecured loans payables of $141,500 and $213,376.96 as of year ending December 31, 2015 and 2016 respectively.

Recent offerings of securities

- 2017-01-07, Reg CF, 498307 WeFunder SAFE. Use of proceeds: For growth of MaestroConference and initial investment in the VoiceVoice platform.
- 2016-02-01, Reg. D, 764283 500 Startups SAFE. Use of proceeds: For core platform development, sales and marketing in 2016.
- 2015-06-01, Reg. D, 365000 2015 Round (Seed Series) Preferred Stock. Use of proceeds: For core platform development, sales, and marketing in 2015.

Valuation

$7,836,537.65

These are the same securities terms as we've offered to previous investors, and in the same price range (50c to 55c per share, at Company discretion). Now, investors get the benefit both of the MaestroConference business (approximately $1MM/year revenue as of 2016) plus the potential profits from the new VoiceVoice product, at the same price previous investors bought into MaestroConference without the VoiceVoice platform.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.55	$275,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$16,500
Net Proceeds	$9,399.55	$258,500
***Approximate* Use of Net Proceeds:**		
Research & Development (technology)	$2,500	$65,000
Marketing	$5,000	$130,000
Working Capital	$1,899.55	$63,500
Total Use of Net Proceeds	$9,399.55	$258,500

MaestroConference will use new funds to develop the "VoiceVoice platform" and launch it into the marketplace.

We are seeking to raise up to $255k in this offering through Regulation Crowdfunding, with a minimum target raise under Regulation Crowdfunding of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 5% on all funds raised. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for research and development (approximately 25%), sales and marketing (approximately 50%) and working capital (approximately 25%). Research and development means development of the new technology elements of the VoiceVoice platform, including user analysis, user experience design, architecture, and software development. Sales and marketing is primarily for team expense, with some allocation to test online advertisements for lead generation and which, when successful, we increase investement in. Working capital is held in reserve, or used flexibly for what management believes will best help us accomplish our goals and mission.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at voicevoice.com/investors labeled "Annual Report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VoiceVoice, Inc.

[See attached]

lineal
Certified Public Accountant

1016 West Jackson Blvd,
Chicago, IL 60607

Independent Accountant's Review Report

To management of VoiceVoice, Inc.

We have reviewed the accompanying financial statements of VoiceVoice, Inc. which comprise the Balance Sheet as of December 31, 2016 and 2015, respectively and the related statements of income and changes in stockholders' equity and cash flows for the year then ended. A review includes primarily applying analytical procedures to owner's financial data and making inquiries to the owner. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Vatsal Thakkar, CPA

Chicago, IL
10/25/2017

VoiceVoice, Inc.
Balance Sheets
As of December 31, 2016

	2016	2015
ASSETS		
CURRENT ASSETS		
Bank Accounts	100,537.97	25,686.50
Accounts Receivable	8,450.00	14,000.00
Other current assets	0	700.64
Total Current Assets	**$108,987.97**	**$40,387.14**
FIXED ASSETS	0	982.18
OTHER ASSETS	2,700.00	2,700.00
Total Assets	**$111,687.97**	**$44,069.32**
LIABILITIES AND EQUITY		
CURRENT LIABILITES		
Accounts Payable	86,692.22	59,073.08
Credit Cards	4,020.50	17,531.56
Other Current Liabilities	247,211.49	212,212.10
Total Current Liabilities	**$337,924.21**	**$288,816.74**
LONG-TERM LIABILITIES	416,587.19	411,236.09
Total Liabilities	**$754,511.40**	**$700,052.83**
EQUITY	-642,823.43	-655,983.51
Total Liabilities and Equity	**$111,687,97**	**$44,069.32**

VoiceVoice, Inc.
Profit and Loss
For The Year Ended December 31, 2016 and 2015

	2016	2015
REVENUES		
Regular Platform	895,830.32	907,840.34
Special-Cyclical Political Campaign	86,246.00	57,701.08
Other Revenue	271.4	1,366.00
Total Income	$982,347.72	$966,907.42
GROSS PROFIT	**$982,347.72**	**$966,907.42**
EXPENSES		
Selling	109,667.21	77,999.74
Advertising & Marketing	139,267.02	235,640.17
Eng. Dev and Operations	576,994.03	576,680.89
General & Administrative	248,401.69	314,272.77
Total Expenses	$1,074,329.95	$1,204,593.57
NET OPERATING INCOME	**($91,982.23)**	**($237,686.15)**
OTHER EXPENSE (INCOME)		
Interest Expense	16,793.00	15,627.54
Non-convertible Notes	22,517.61	22,574.64
Other Income	-756.01	-2,767.35
NET INCOME	**($130,536.83)**	**($278,655.68)**

VoiceVoice, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2016 and 2015

		2016		2015
OPERATING ACTIVITIES				
Net Income	$	(130,536.83)	$	(278,655.68)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Accounts Receivable		5550.00		(9649.65)
Employee Advance		675.64		0.00
Accounts Payable		27312.14		11057.41
Bank Financing		(13511.06)		10916.33
Deferred Revenue		(24664.61)		15806.33
Loan Payable		71877.44		41499.53
Payroll Liabilities		(12213.44)		(1977.65)
Net cash provided by operating activities	**$**	**(75,510.72)**	**$**	**(211,003.38)**
INVESTING ACTIVITIES				
Fixed Asset Sales		982.18		0.00
Net cash provided by Investing activities	**$**	**982.18**	**$**	**-**
FINANCING ACTIVITIES				
Convertible Note Payable		4760.27		(911.63)
Opening Balance Equity		2835.90		(2835.90)
Preferred Stock: Preferred Stock (sold)		127500.00		155000.00
Net cash provided by financing activities	**$**	**135,096.17**	**$**	**151,252.47**
Net cash increase for period	**$**	**60,567.63**	**$**	**(59,750.91)**

VoiceVoice, Inc.
Statement of Equity
For The Year Ended December 31, 2016

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Beginning Balance	6,520,660	$ 1,630,165.00	4,000,000	$ 25,000.00	$ -	$ -	$ (104,739.00)
Shares Issued	-	$ -	-	$ -	$ 834.00	$ -	$ 834.00
Net income (loss)	-	$ -	-	$ -	-	$ (428,787.00)	$ (428,787.00)
December 31, 2014	6,520,660	$ 1,630,165.00	4,000,000	$ 25,000.00	$ 834	$ (428,787.00)	**$ (532,692.00)**
Shares Issued	285,000	$ 155,000.00	-	$ -	$ 365.00	$ -	$ 155,365.00
Net income (loss)	-	$ -	-	$ -	-	$ (278,655.68)	$ (278,655.68)
December 31, 2015	6,805,660	$ 1,785,165.00	4,000,000	$ 25,000.00	$ 1,199	$ (707,442.68)	**$ (655,982.68)**
Shares Issued	55,000	$ 27,500.00	-	$ -		$ 16,196.00	$ 43,696.00
Stock Warrants	764,283				$ 100,000.00		$ 100,000.00
Net income (loss)	-	$ -	-	$ -	-	$ (130,536.83)	$ (130,536.83)
December 31, 2016	7,624,943	$ 1,812,665.00	4,000,000	$ 25,000.00	$ 101,199	$ (821,783.51)	**$ (642,823.51)**

VoiceVoice, Inc.
Notes to the Financial Statements

Nature of Activities
The VoiceVoice Inc. was incorporated in the State of California on March 20, 2007 under the name of "Living Possibilities Inc". VoiceVoice, Inc. is engaged in the business of hosted technology service for highly interactive conferencing, and is used for webinars, teleseminars, conference calls and other hosted conference formats.

Basis of Presentation and Accounting
The accompanying financial have been prepared utilizing the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States ("GAAP") and includes the two years ended December 31, 2016, and 2015.

Cash and Cash Equivalents
For the purposes of the financial statements, cash and cash equivalents include cash and / or other instruments with a three month or less maturity. For periods ending December 31, 2016, and 2015 the company did not hold any cash equivalents with a three month or less maturity. The balance sheets reflect cash held within banks within the United States and is stated at realizable value.

Accounts Receivables and Allowance for Doubtful Accounts
Accounts receivables reflected in the financial statements are recorded at net realizable values. The Company does not reflect an accrual for the allowance of estimated losses resulting from the failure of clients to make required payments. In lieu, receivables are charged off to bad debt when deemed uncollectible.

Line of Credit
The Company has $40,000 of unused line of credit which has not been used during the year 2015 and 2016.

Loans Payables
The company has unsecured loans payables of $141,500 and $213,376.96 as of year ending December 31, 2015 and 2016 respectively.

Revenue Recognition
The majority of customer revenue of the customer revenue is generated through monthly subscriptions. Revenue is recognized when (i) Evidence of an arrangement exists; (ii) Delivery has occurred; (iii) Fees are fixed or determinable; and (iv) Collection is considered probable.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

Subsequent Events
In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through October 25, 2017, the date the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VoiceVoice is pending **StartEngine Approval.**



PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $275K goal

VoiceVoice

Leading Technology for Conversations

Small OPO · Oakland, CA · Business to Business
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share


BRIAN BURT
FOUNDER & CEO OF VOICEVOICE


Our Users
Using our platform in the past 2 years:

The Technology Leader for Conversations that Change the World

Invest in VoiceVoice

"Billions of people spend countless hours online yet often feel disconnected. In the face of global challenges, today's online “conversations” seem like a hopeless forum for real change.

Our company’s mission is to light up the world with the power of purposeful, large scale conversations - that is why we exist. Everything we’ve done up to this point and the 8 million+ participants we’ve previously hosted using our MaestroConference technology have been steps towards this goal.

With the new VoiceVoice platform, **we are creating a much more convenient, scalable, and self-reinforcing conversation with tremendous “viral” potential**.


Barack Obama
Joe Biden
Oprah Winfrey
Pharrell Williams
Denzel Washington
Bernie Sanders
Hillary Clinton
Steve Case
Van Jones

*"VoiceVoice events bring **influencers** and other stakeholders into **purposeful conversation** around important topics, allowing participants to express themselves and take concrete action."*

We know that conversations speed learning, build relationships, and spur action. And we remain grateful hearing from participants about how their lives have been touched, and committed to enabling organizations to more effectively build movements and change the world."

- Brian Burt, Founder & CEO of VoiceVoice

Major Achievements

- Paid customers include: President Obama's campaign and White House, Airbnb, Stanford University, MoveOn, Women's March, Oprah, Greenpeace, The Movement for Black Lives, the World Bank and others in 40+ countries
- Hosted over 15,000 presenters and more than 8 million participants on the platform
- Graduated in 2016 from San Francisco's most exclusive and well-known technology accelerator, 500 Startups (who also made a six figure cash investment in VoiceVoice)
- Revenues covering 80%+ of expenses for four years running; 2016 was our best year ever
- $6MM+ total cash revenue generated to date; revenue growth for six of the past seven years
- Over 600 organizations as paying customers
- 3 patents fully awarded for our technology
- First campaign was highest rated equity crowdfunding campaign on Stratifund and closed at 528% funded with almost 400 investors

---

The Investment

Investment*

VV Launch Round Preferred Stock | **$0.55/ share**

If you are investing in this company you are betting it will be worth more than $8.1M

For more details on the investment and perks, please see below.

"Why I Like VoiceVoice"

"Thousands of companies apply to 500 Startups, but we rarely see a client list of the caliber that VoiceVoice brings. Now their plan is to systemize customer acquisition, which we're absolutely in favor of. If successful we believe they could generate both real-world impact and high return value to investors." -Marvin Liao, Partner at 500 Startups

"VoiceVoice makes it easy to have real conversation with investors, clients and supporters of both non-profits and for profits, to deeply engage them. Brian Burt, their CEO, is one of the most conscious, conscientious, and honest CEOs I've ever worked with. It is rare to find a CEO consistently mindful of keeping his eye on the prize, in terms of financial performance, big vision, and social impact." -David Berge, Managing Member, Underdog Ventures

---

What We've Achieved So Far

VoiceVoice is the leader in technology for conversations that are BOTH fully participative (everyone speaking, contributing) AND scalable (with hundreds, thousands and soon millions of people) - structured for many parallel small groups to each participate. We're launching a far more flexible, viral platform for these conversations, to revolutionize how people learn, connect, and coordinate action without needing to travel. And we're launching it with a conversation series to capture the nation's attention.

Paid customers of our platforms range from the White House (under President Obama) to Oprah, from Airbnb to Stanford University; from the World Bank to Black Lives Matter, with thousands of hosts in 40+ countries; and 8 million participants. And, we're just getting started...

8 million participants

Participants on our technology platforms (Mostly MaestroConference).

15,855 presenters

Presenters to date, including Barack Obama, Hillary Clinton, Oprah Winfrey, Denzel Washington and Deepak Chopra.

3 patents

3 fully awarded technology patents, plus 5 patent applications in process.

#1 rated equity CF

First campaign was #1 rated equity crowdfunding campaign on Stratifund and closed at 528% funded with almost 400 investors

---

"VoiceVoice enables people to have great conversations, perpetually and at scale, allowing host organizations to create real community."

Some of Our Customers

We've helped organizations like Airbnb, the Obama Campaign, the National Association of Realtors, Stanford University and the Sierra Club to develop and host meaningful conversations with technology and services.

OBAMA CAMPAIGN · THE WHITE HOUSE · WORLD BANK · NATIONAL SCIENCE FOUNDATION · USDA · REALTOR® · Berkeley University of California · Stanford University

Nestlé · KAISER PERMANENTE · GREENPEACE · airbnb · Nextdoor · UPWORTHY · rackspace · WASTE MANAGEMENT

UBER · Hillary for America · MoveOn.org · SIERRA CLUB · Oklahoma Republican Party · Cornell University · San Diego Padres Baseball Club · TJ·maxx

WOMEN'S MARCH · FWD.us · THE MOVEMENT FOR BLACK LIVES · 2016 DEMOCRATIC NATIONAL CONVENTION PHILADELPHIA · AMERICAN FEDERATION OF LABOR · DCCC Democratic Congressional Campaign Committee

---

"This is the power of live organizing on a mass scale." -CNN

How It Works



Pre-Recorded Instructions

The host uploads (or selects from YouTube) inspirational content as well as instructions or questions to guide the group discussion.



Live Video Chat Discussion

The focus shifts to fellow participants automatically after each video.



Customizable Controls

Participants navigate with host-authored buttons through additional content such as: subsequent lectures, facilitation instructions, Q&A's, or whatever the host authors.

"Software for Engaging Conversations." -TechCrunch

Features & Benefits



Group Output

The Host also devises any group output: a statement or proposal to the next team, putting notes on a Wiki, a quiz, or a URL.


Q&A

Event & Data Control

The Host has the ability to: adjust content, instructions or scheduling options; start a live chat or video conference with the group; collect all data about the event, including recording of the live discussion.



Virality

The Host includes content with an appeal to share the URL, and we'll provide social links (Facebook, Twitter, sample emails) on a dedicated page.

Benefits for Participants

Participants can discuss topics in a format where they get to share their experience and insights, express themselves and take concrete action.

Benefits for Event Hosts

Catalyze change by creating conversations about what's most important and create a sense of community with real relationships and generate more traction.

Benefits for Sponsors

Build relationships with key stakeholders and enhance trust and brand appreciation with customers, prospects, partners and media. Participants have easy ways to opt in to sponsor offers; yielding opt-in rates of up to 75%.

"The interactivity is exceptional. People can participate as if they're in a live workshop, sharing an exercise or insight with a partner privately." -Lisa Tener, Book Writing Coach

Market and Industry

MaestroConference Platform



$1,400,000
$1,225,000
$1,050,000
$875,000
$700,000
$525,000
$350,000
$175,000
$0
2017
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

- Conferencing Space (vs. Zoom, WebEx, 100s others)
- Subscriptions $50-$500/month
- 8 Million Participants, 600+ Active Paying Customers
- Customers: White House, Airbnb, Stanford, Greenpeace, MoveOn
- Revenue: $800k to $950k/year range from 2014 to 2017; same projected for 2018
- 3 Patents Fully Awarded by USPTO
- Near or at cashflow break-even (Aug 2017: cash flow positive)

VoiceVoice Platform Projection



$2,000,000
$1,750,000
$1,500,000
$1,250,000
$1,000,000
$750,000
$500,000
$250,000
$0
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020

- Extends beyond highly competitive conferencing market
- $5k starting price + usage
- Viral potential
- Revenue: Projecting $1MM - 2MM run rate by end of 2019, $10MM - $25MM by end of 2022

"The call is a great way to increase sales." -The Huffington Post

"Simulate a gathering of thousands of people all over the world." -Fast Company

Frequently Asked Questions

What does VoiceVoice do?

VoiceVoice provides a software platform for purposeful conversations that are both intimate and guided for each participant, yet totally scalable to thousands or millions of millions of people. The platform provides all of the inputs necessary for a small group of people to have a meaningful and powerful conversation- specifically any ground rules, the introductory material, inspirational content, instructions or questions for conversation topics, etc. And the technology is designed so that those conversations can be viral.

Who do you see purchasing the VoiceVoice platform, and why would they purchase it?

We divide our target market into 4 different categories, based on who the *participants* are:

1. Employees: uses include Corporate training, diversity training, vision/values/mission, strategy implementation. Job titles include: Training, HR, Talent Managements
2. B2B Networks: uses include Associations, Conferences, B2B lead generation. Job titles include: Community Engagement Managers, Programs Director, Membership Manager
3. Students: uses include Online course programs, MOOCs, bootcamps, business trainings with experts/authors/solopreneurs
4. Citizens/Consumers: uses include political mobilization, health and personal growth, community/city interest, family reunion or class reunion, common interests

How did you get these amazing customers?

From the beginning, we've been very clear about our product and how it is so different from competing products. We've also been upfront about our values to make this world a better place and our purpose to be part of the solution in support of great organizations, and this company mission has definitely helped us stand out as a brand.

(Continued)

4. During a subsequent financing round, the company may have stronger demand for securities than what is available in that round. In that scenario, it is common for the company to offer current investors the option to sell their stock to those wanting a larger stake at the new (usually higher) price for that round.

5. Investors may sell their stake to other investors in the company, or to private individuals, so long as the shares weren't advertised publicly. This would become easier when the company is paying a cash dividend, since the dividend yield becomes a benchmark price for the shares.

6. The company itself may repurchase the shares. We do not currently anticipate repurchasing shares because we will focus exclusively on growth for the next several years. Once we're profitable (especially if profit exceeds our ability to spend it wisely on sales and marketing), this could be an option. Public companies frequently buy back their own stock.

7. Finally, the company may IPO on a public stock market. This could be a fantastic option for the investor and team, and a sign that we have successfully grown the company to our revenue goals or beyond.

It is important to point out that regardless of how the stock is converted back into cash (in any of the above scenarios), our investors have certain preferences which give their stock a higher priority and financial advantages over the stock of the founders and employees. This is by design - we only plan to make money with our stock when investors are making money with theirs. Read about these investor preferences under the question, "What are the "investor preferences" in the security you're offering?".

What sort of dividend do you plan for if successful?

Almost immediately upon launch of the company, we were able to get our foot in the door with some amazing organizations because of our unique product and mission, and those connections have continued to open more doors for us ever since.

Finally, conversational products are inherently viral. That is, every month, thousands of new people have conversations on our platforms, and if they like that format, or if they work with an organization that could use it, they become our customers. By innovating, we're able to leverage current customers into future ones.

What are you going to do with the raise?

The most expensive thing about a launch is getting the word out, and that's the focus of our spend. Whether it's writing marketing copy, talking to people or engaging the influential types of organizations that this new platform will benefit, much of the raise is for sales and marketing personnel to do the work of getting in touch with these very influential prospective customers. We're also allocating some of the raise to technology enhancements and working capital so that we can be flexible to the needs we hear from customers.

What is MaestroConference? Where does it fit in?

MaestroConference is the first technology platform that VoiceVoice Inc. developed, and it is the clear leader in conferencing technology for these guided conversations. With a traditional conferencing platform, everybody has to be there at the same time - the host, any star talent or surrogates, and every participant. There's still a big niche for that.

However, we want to address the fundamental limitations of traditional conferencing where audience members leave an engaging event but are not able to share the event with their network. Hosts miss out on viral potential as well as other potential audience members that can't make the conference due to scheduling.

VoiceVoice is designed so that conversations can be viral. With VoiceVoice, the host records and sets up the conversation flow once, while live conversations take place over days, months or years. Each small group joins a live video room while navigating through recorded guidance. Participants introduce themselves, see inspirational content and move through a series of relevant discussion topics, host Q & A or learning activities.

The host sequences group output, such as a wiki, idea board, social post, or page for donations. And if they enjoy the experience, participants can say "Hey, that was great! I'm gonna tell my friends." and that conversation is still available for the next group whether that's the same day or next week or next month. Hence, the conversation's viral potential.

If, as planned, we grow and have a healthy profit margin, the decision on a dividend that might make sense for the company and therefore for investors would depend on too many factors to list here. However, for your consideration we've included a hypothetical scenario which illustrates how we could pay our investors' annual dividends of 50% or more if we hit certain goal assumptions.

While stories of an early investor profiting wildly in a successful technology company are common, it's rarer to hear about large dividend returns. This is because venture-backed companies are generally focused on massive exits; as such, dividends are almost never paid since any profitability is invested in ever-greater growth rather than paid to investors. If we are successful and become profitable, we don't plan to "gamble that all/at any cost" in the name of a massive exit. Rather, we think that repaying investors a dividend is actually a very worthwhile path. It's important therefore to consider a specific set of assumptions to project what such dividends might look like if we successfully hit our goals.

Our calculations show that if we hit 50% of our $100MM revenue goal, have a 30% profit margin (which is not uncommon in a SAAS business at scale), pay a full 20% of that profit in taxes (although many companies manage to pay much less), have 30% dilution to reach that goal, and pay 50% of the profit to investors while saving 50% for future growth, then the annual cash dividend would be 55%. This means an investment of $1,000 today would yield $550 in annual dividends. Of course, none of those assumptions are guaranteed, but this shows a "success scenario" with dividends rather than only upon an acquisition or IPO.

What are "investor preferences" in the security you're offering?

We have designed our investment vehicles to put investors' financial interests before those of the common shareholders (i.e. the founders and team).

First of all, to every investor (of any amount) we offer a form of "insurance" as follows: in the event of an acquisition, merger, windup, etc., when cash is distributed, crowdfunding and other cash investors recover their entire original investment before anything is distributed to the team (common shareholders), even if that means the common shareholders get nothing. We, the team, believe so strongly in our growth potential that we're willing to forgo any distributions until investors are fully repaid.

How does this work? In the event of a cash distribution, investors receive whichever amount is greater between: their "normal share" (each share of stock gets equal amount), OR their original investment (minus any dividends already paid in cash, or share thereof shared only among cash investors).

What is the social impact that this investment will have?

We believe that the conversations we have shape the world in which we live - from government legislation, to corporate governance, to organizations that work for social transformation. Our technology is designed to facilitate these conversations to bring the collective intelligence and wisdom of ALL of the stakeholders to the table. The conversations are more interesting and thus more effective when people care - and frankly, people do care about this world we share. So we're proud of the many positive changemakers that we support with this technology.

What about your patents and intellectual property?

Our most valuable company asset by far is our team. Each of us have now engaged deeply with our mission and our role within it, obtaining valuable experience and expertise along the way.

We already have three patents fully awarded and we have engaged a patent expert so that we can stake the claims before some of the VoiceVoice platform features are publicly released. We've been successful with this in the past, and we believe we'll be able to again successfully patent some of the unique things that we're bringing into the market.

It's worth pointing out that our philosophy is not primarily a patent defense. which basically entails suing other companies, but we see this company winning by being the best at what we do. We want to be known as delivering great value and to go out and win customers.

Finally, we have over 180,000 names on our contact list to communicate with, many of whom are highly influential people and brands. This list would be considered by many to be another form of intellectual property. Please see our client list for a few of the more well-known organizations that have become paid customers.

How do you as a company put money back into the pockets of investors?

There are at least seven ways that early stage ventures can eventually pay money back to investors. The first of the methods listed below is how we plan to pay investors back; the others we see as realistic possibilities. None are guaranteed.

1. We plan to grow the company and generate healthy profit margins, which would enable us to pay cash dividends quarterly. Indeed, for investors of $1,000 or more, we offer an "accumulating dividend" which is either paid in cash or accumulates in the investor's name, to be paid in full before any cash distributions are made to the common stockholders (i.e. founder and team). Find more information about this accumulating dividend under the question, "What sort of dividend do you plan for, if successful?" below.
2. Another relatively likely "cash out event" is through the acquisition of the company. There are many explanations for why a large business might acquire a small technology company: the technology, customer list, revenue stream, team, patent portfolio, as a defense against a competitor's acquisition, as a product to cross-sell, or for any other number of strategic reasons. In the event of an acquisition, if the purchase price equates to a stock price that is substantially higher than the investor's original stock price (which is very common for early stage investments), the amount of cash the investor gets out of the deal could be significant – hence the "cash out". We'd carefully review and consider each offer for acquisition.
3. The SEC has acknowledged the need for regulatory reform to create

Moreover, for investors of $1,000 or more, we also offer an accumulating dividend equal to 7% annually of their investment. Every year we either pay that dividend in cash or it accumulates in the investor's name. Again, before we distribute any cash to common shareholders, we must pay that accumulating dividend first (in cash). With this preference, investors of $1,000+ get both the accumulating dividend AND their regular share along with other shareholders.

Who are your competitors and how are you different?

I spoke with the SVP of a global training company a few weeks ago (Sept 2017), and she was recently asked to train 10,000 managers across the US in small group trainings, but she knew that the associated flights, travel time, and daily consultant rates wouldn't be feasible for the client. She was eager to get her hands on VoiceVoice -and clearly live training is a competitor we want to take on.

Many organizations, on the other hand, are spending to engage a particular segment or vertical. They may be sponsoring conferences, purchasing search or social ads, or spending on agencies aiming for a viral video. When we show them how appealing the right invitation is, their online outreach marketing spend becomes our primary competitor.

Finally, for corporate training, there's a lot of software for people to watch videos, take quizzes, and somehow make it interesting enough (or simply required) so that employees complete it. It's crowded, but we are eager to take that market on, having heard people's satisfaction with online self-training tools (and knowing that even a dent in this market could reward our investors deeply).

What's your biggest risk? What keeps you up at night?

I've had the privilege to be around these types of conversations that we support for many years, deeply through MaestroConference and even beforehand. There are conversations in this format where somebody is providing some guidance but the real juice happens in small groups. I have no doubt that this conversation format is absolutely underutilized globally.

What keeps me up at night is the question, "Am I doing enough to get this benefit out there in the world?" I feel it's my personal purpose, independently of this organization. And it's the stated purpose of this company. I feel we're on the cusp of something that is so exciting with the VoiceVoice platform, something that has so much potential.

We want to "win the internet" in 2018, meaning to explode on the scene of people's thoughts, the way other great innovations like Facebook, Slack, YouTube, Twitter have caught on quickly in the past.

One of the central ingredients for scaling this is capital, and so we appreciate you considering this.

better markets where investors in private companies can sell their stakes when needed, perhaps in what's called a "Venture Exchange". As outlined in testimony to Congress from the SEC: "The SEC is considering innovative approaches that appropriately balance the needs of smaller companies for efficient secondary markets [where investors can sell their stock] and the interests of investors in smaller companies". If such an exchange were established, early stage investors would have the ability to sell their equity, possibly at a substantial premium, to other investors.

Details on Investment and Perks

Investors in the first $50k of this round will receive a 10% stock bonus.

This means you'd own 10% extra shares to sell in the case of an acquisition, IPO, or other liquidity event, and the effective yield on the accumulating dividend is 7.7% if you invest $1000 or more. Management may choose at its discretion to increase the $50k limit, awarding this bonus to additional investors, by announcing it on the offering page. Investors that qualify will receive the additional bonus shares from the Company's transfer agent after the close of the offering.

*VoiceVoice is offering convertible preferred stock at 55c per share. This stock has the advantages of ownership, including the potential financial benefits of potential dividends; a payout upon acquisition; and the liquidity after an IPO (among other potential ways investors profit). It has two differences from the stock the founders and team hold. First, it's non-voting, so unless you convert it to common stock (which is an option), you don't vote on the board of directors or other regular business. Secondly, the "preference" includes an additional financial protection: in an acquisition or windup, ALL proceeds for stock holders go first to you and other "preferred" (cash) investors, before anything goes to common stock (which the founders and team hold). That is, until you have been repaid 100% of your investment, NOTHING goes to founder and team shares. We are THAT confident in this, and believe in putting investors first. Additionally for investments of $1000 or more we offer an additional financial incentive (below).

$500 — If you invest $500 or more

- You name a 501c3 organization and we will donate $250 worth of service on our platform in your name to them (some restrictions apply; may result in a new customer which makes investors cheer!)

$1,000 — If you invest $1,000 or more, you will receive the following:

- Accumulating Dividend. 7% of your investment is either paid in cash, or accumulates in your name; the accumulated amount is paid in cash before any distribution to common shareholders (see Q&A for more details; the accumulating dividend is only at this tier and above, but the insurance-like investor preference is offered to all investors irrespective of dollar amount).
- Name a 501c3 organization and we will donate $500 worth of service on our platform in your name to them (some restrictions apply).

$5,000 — If you invest $5,000 or more, you will receive all of the perks in lower tiers of investment plus:

- VIP priority event tech services to help you plan, design and run a virtual "family reunion" or "class reunion" hosted on our platform for your family, college class, or high school class; a virtual team building or leadership development event for your organization (or group or company of your choosing); OR a "strengths builder" conversation for your neighborhood - we provide a live assistant with instructions and to run the controls.
- Name a 501c3 organization and we donate $1,000 worth of service on our platform in your name to them (some restrictions apply).

$10,000 - If you invest $10,000 or more, you will receive all of the perks in lower tiers of investment plus:

- Participate in an annual 'Advisors Meeting'- meet others who share the mission and discuss how conversations can change the world, your role, and any collaboration.
- Name a 501c3 organization and we donate $2,000 worth of service on our platform in your name to them (some restrictions apply).

$25,000 - If you invest $25,000 or more, you will receive all of the perks in lower tiers of investment plus:

- Investors' dinner at MaestroConference office in Oakland (fellow investors meet and greet, with virtual component for those investors who cannot attend in person).
- Name a 501c3 organization and we donate $5,000 worth of service on our platform in your name to them (some restrictions apply).

NOTE: Higher dollar investments help us since there's an overall limit on number of investors. ***Please invest at the highest level that makes sense for you- thank you!*** *Note that all perks occur after the offering is completed.*

A Letter from Our CEO

Thank you for your interest in VoiceVoice- the company that previously built MaestroConference.

Conversations really do change lives, and I'm proud to have been a part in building a platform that has enabled great conversations.

A woman once grabbed my hand- while my wife stood there wondering what the heck this was about- after learning about my work. She said something like: "Please look me in the eye because I want you to take this in. Your technology [MaestroConference, from VoiceVoice] changed my life. I live in rural California, and I really was alone. I didn't know single person who shared my values. But I met these two friends [pulling them over]- we travelled here [to Oakland] together, and we met in a breakout, and rest is history.. So please - always remember the real people that are touched by what you have done."

The fact is, people crave connection. And not just as friends, they want learn, strategize, and take action with the people who share their values and interests. Whether in a course, political movement, interest group, or corporation: real conversations are educational, inspiring, and rewarding.

We have had a single mission from the idea of this company to today: to allow, at scale, those very special conversations where every single person fully participates with their voice, while moving forward together. So far, that's been on a platform where everyone must join at the same moment (in whatever timezone)- MaestroConference.

With VoiceVoice, we're now incredibly excited to pursue our mission in a way that can organically scale to millions, rather than thousands, and people can participate over weeks or months, not at the same moment. To create something absolutely unique (again) and that could truly change the way we think of what's possible online. Online experience doesn't have to be about passively watching, or typing comments to strangers. I hope you saw our movie (at the top), to get a glimpse of what we have in store.

You can help build VoiceVoice, which we hope "wins the internet" in 2018, and you'd own a piece of it, if you decide to invest today. We hope you do, at the level that's right for you.

Together, let's awaken the world to the power of purposeful conversations.

Thank you for your consideration and support.

Brian Burt

2009

The Beginning

Development of the MaestroConference platform begins.

2012



Early Customer: President Obama

President Obama's campaign hosted 35,000 events on MaestroConference during the campaign. Including dozens with the President and First Lady.

2014



Patented

In 2014 the patent office granted us three patents to protect our proprietary technology.

September 2015

Airbnb & Uber

We added some huge blue-chip customers including the rapidly growing Uber and Airbnb.

October 2015

7,000,000!

7,000,000 Calls

In the Fall of 2015, we welcomed the 7,000,000th participant on our platform.

January 2016

500 Startups

Earlier this year we spent three months hustling to refine and grow MaestroConference at on of the world's foremost startup accelerators : 500 Startups in San Fransisco

August 2016

White House

First event for the White House as a customer (rather than a political campaign). Vice President Joe Biden speaks to college campuses across the country about preventing sexual assault.

December 2016

#1 Rated Campaign Closes

First round of our top rated (per Stratifund) crowdfunding campaign closes at 528% funded.

March 2017



VoiceVoice Begins

Development of the new VoiceVoice platform commenced.

November 2017



Private Beta

Soft launch of a working prototype of the VoiceVoice platform with beta testers. (ANTICIPATED)

January 2018



Official Launch!

The VoiceVoice platform will be introduced to the general public with our launch partners. (ANTICIPATED)

March 201



Conversations Series Launch

Present corporate-and foundation-sponsored conversations at scale on VoiceVoice about topics that matter. (ANTICIPATED)

In the Press

SHOW MORE

Meet the Founder



Brian Burt

Founder, CEO & Board Member

Brian is the Founder/CEO of MaestroConference, the company behind VoiceVoice. MaestroConference is the leading technology for highly interactive virtual events. Brian has worked with MaestroConference's corporate clients including Kaiser Permanente, Airbnb, the Obama Campaign, MoveOn.org, Nextdoor and others. He's co-hosted events with Deepak Chopra, Jack Canfield, Marianne Williamson, and many others. Brian previously worked at Charles Schwab, where he led multi-million-dollar technology projects in the areas of telephone technology, marketing, and CRM systems. He has also led a very successful consulting firm specializing in large technology project leadership. He left enterprise software and systems development to launch MaestroConference in 2008 and has served as the Founder, CEO and Board Member for MaestroConference/VoiceVoice ever since (2008-current). Brian holds a Master's degree in Mathematics / Mathematical Economics from University of Minnesota, a BA from Carleton College, and a certificate in Financial Planning from UC Berkeley.

And the Rest of the Team



Ami Dhaliwal

Lead UX & Product Designer

Has previously worked with several non-profits, startups and social enterprise companies leading their design and user research efforts. Holds a B.A. in Research Methodology of Communication Studies from San Francisco State University



Julian Martinez

Board Member & Director of Marketing

In addition to serving on the Board of Directors, Julian leads the Marketing team. He has held the following titles at VoiceVoice/MaestroConference: - Director of Marketing from February 2016-current -Board Member from July 2016-current Julian has spent the past 8+ years building multi-channel marketing programs from scratch. Before joining VoiceVoice, he was the first marketing hire and served as Director of Marketing for BidOnFusion.com, an ecommerce startup, from March 2014 through August 2015. From 2009 through 2014, Julian served as co-founder of Web Video Crew, a boutique marketing agency that provided marketing services to over 200 clients, including Living Spaces, a US Top 35 furniture brand, and Big Mama's & Papa's Pizzeria, the pizza chain that Ellen Generes had delivered live on-air to the 2014 Oscars. Julian holds a B.A. in Economics from Stanford University.



Christopher Kyle

Board Member

VoiceVoice/MaestroConference Board Member from 2010 to current. Chris is a speaker, teacher, business coach, e-learning expert. From February 2016 to current, he has served as founder of Launch Academy, a live online training program that guides participants through a proven process to build out their online learning platform and grow their global community. Chris also walks-his-talk by developing and teaching his own public online learning programs in the areas of purpose, success and authentic leadership under his brand, ChrisKyle.com. He has served as Founder of ChrisKyle.com from 2009 to current. He recently created The Power of Purpose Online Summit, which drew over 10,000 participants from 85 countries around the world. He is the former Chief Development Officer and Chief Marketing Officer at Evolving Wisdom, a fast-growing online learning company that produces virtual courses with leading personal development luminaries. Chris guided the launches of new online courses for Neale Donald Walsch, Jean Houston, Arielle Ford, Terry Patten and others. Chris graduated from Stanford University where he studied Political Science and Economics.



Imran Moinuddin

Chief Technology Officer

A Stanford-trained technologist, Imran has developed numerous applications for biotechnology, media, and marketing companies. He brings deep expertise in web and mobile products conceptualization and systems/infrastructure performance optimization. He is an expert in leveraging open source software and leads a team of 6 engineers for VoiceVoice/MaestroConference.

Offering Summary

Maximum 500,000 shares of VV Launch Round Preferred Stock ($275,000)

Minimum 18,181 shares of VV Launch Round Preferred Stock ($9,999.55)

Company	VoiceVoice, Inc.
Corporate Address	1025 - 3rd Street, Oakland CA 94607
Description of Business	VoiceVoice, Inc. dba MaestroConference is a hosted technology service for highly interactive conversations, and is used for webinars, teleseminars, conference calls and other hosted conference formats, by an impressive list of customers (available elsewhere).
Type of Security Offered	VV Launch Round Preferred Stock *(see "Offering Details" for full set of Rights and Preferences)*
Purchase Price of Security Offered	.55/share
Minimum Investment Amount (per investor)	$100.10

Perks

$500 — If you invest $500 or more

- You name a 501c3 organization and we will donate $250 worth of service on our platform in your name to them (some restrictions apply; may result in a new customer which makes investors cheer!)

$1,000 — If you invest $1,000 or more, you will receive the following:

- Accumulating Dividend. 7% of your investment is either paid in cash, or accumulates in your name; the accumulated amount is paid in cash before any distribution to common shareholders (see Q&A for more details; the accumulating dividend is only at this tier and above, but the insurance-like investor preference is offered to all investors irrespective of dollar amount).
- Name a 501c3 organization and we will donate $500 worth of service on our platform in your name to them (some restrictions apply).

$5,000 — If you invest $5,000 or more, you will receive all of the perks in lower tiers of investment plus:

- VIP priority event tech services to help you plan, design and run a virtual “family reunion” or “class reunion” hosted on our platform for your family, college class, or high school class; a virtual team building or leadership development event for your organization (or group or company of your choosing); OR a “strengths builder” conversation for your neighborhood - we provide a live assistant with instructions and to run the controls.
- Name a 501c3 organization and we donate $1,000 worth of service on our platform in your name to them (some restrictions apply).

$10,000 - If you invest $10,000 or more, you will receive all of the perks in lower tiers of investment plus:

- Participate in an annual ‘Advisors Meeting’- meet others who share the mission and discuss how conversations can change the world, your role, and any collaboration.
- Name a 501c3 organization and we donate $2,000 worth of service on our platform in your name to them (some restrictions apply).

$25,000 - If you invest $25,000 or more, you will receive all of the perks in lower tiers of investment plus:

- Investors’ dinner at MaestroConference office in Oakland (fellow investors meet and greet, with virtual component for those investors who cannot attend in person).
- Name a 501c3 organization and we donate $5,000 worth of service on our platform in your name to them (some restrictions apply).

Investors in the first $50k of this round will receive a 10% stock bonus.

This means you'd own 10% extra shares to sell in the case of an acquisition, IPO, or other liquidity event, and the effective yield on the accumulating dividend is 7.7% if you invest $1000 or more. Management may choose at its discretion to increase the $50k limit, awarding this bonus to additional investors, by announcing it on the offering page. Investors that qualify will receive the additional bonus shares from the Company's transfer agent after the close of the offering.

All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow VoiceVoice to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US
Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US
Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

On screen:

"Billions of people spend countless hours online yet often feel disconnected.

In the face of global challenges, today's online conversations seem like a hopeless forum for real change."

Person#1: *I like to connect with people about my causes.*

Person#2: *Online dialogue? It's mostly garbage. I can't even read YouTube comments or comments on news sites anymore without getting frustrated.*

Person#3: *I'm really passionate about women's issues and I've just never found a successful way to connect with anyone outside of my community*

Person#4: *I live in rural Missouri. So being isolated the way I am, it could really make it hard to connect with people that share my interest.*

Person#5: *I definitely think it's important to be a part of viral conversations and experiences and to help make a difference in the best way possible.*

Brian: *My name is Brian Burt, and I'm the founder and CEO of Voice Voice. Voice Voice exists to bring a particular format of conversation to life. These conversations are both intimate that allows small groups and totally scalable to have thousands or even millions of people participating.*

While the internet has lots of places for typed comments, there's something uniquely powerful about people actually talking. With VoiceVoice, the host records and sets up the conversation flow once, while live conversations take place over days, months or years. Each small group joins a live video room while navigating through recorded guidance. Participants introduce themselves, see inspirational content and move through a series of relevant discussion topics, host Q & A or learning activities.

The host sequences group output, such as a wiki, idea board, social post, or page for donations. And, for scale, it's designed to be viral. So participants can say "Hey, that was great! I'm gonna tell my friends." and that conversation is still available for the next group whether that's the same day or next week or next month.

Person#4: *This is the exact technology that creates a grassroots movement and helps the world get motivated and stay involved.*

Person#6: *I'm amazed that I can strategize with people that are thousands of miles away that have the same beliefs but that live in different communities.*

Person#5: *Uniting people by voice and spirit is so important because you have so many different ideas, and to bring them together is amazing. And, I definitely, think that VoiceVoice is an amazing platform to do that with.*

Brian: *We would love your help. We already have a great team in place, the core technology and a fantastic customer list, eager to get their hands on this. So, we're raising the final resources to bring this into the market. So, please share this with your friends and consider if it's right for you. We'd love to have you and your folks involved in bringing this to life.*

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

2946445

ENDORSED - FILED
In the office of the Secretary of State
of the State of California

MAR 20 2007

ARTICLES OF INCORPORATION

ONE: The name of this corporation is _Living Possibilities__________.

TWO: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

THREE: The name and address in the State of California of this corporation's initial agent for service of process is:

Brian Burt, 415 Bellevue #3, Oakland CA 94610

FOUR: This corporation is authorized to issue only one class of shares of stock, which shall be designated common stock. The total number of shares which this corporation is authorized to issue is _1,000,000__________ shares.

FIVE: The names and addresses of the persons who are appointed to act as the initial directors of this corporation are:

Name	Address
_Brian Burt_________	_415 Bellevue #3, Oakland CA 94610

SIX: The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

SEVEN: The corporation is authorized to indemnify the directors and officers of the corporation to the fullest extent permissible under California law.

IN WITNESS WHEREOF, the undersigned, being all the persons named above as the initial directors, have executed these Articles of Incorporation.

Dated: __March 12, 2007____

Brian Burt

The undersigned, being all the persons named above as the initial directors, declare that they are the persons who executed the foregoing Articles of Incorporation, which instrument is their act and deed.

NCTO

2946445

A0690627

FILED 9c
In the office of the Secretary of State
of the State of California

APR 16 2009

CERTIFICATE OF AMENDMENT OF

THE ARTICLES OF INCORPORATION OF

LIVING POSSIBILITIES

The undersigned hereby certifies that:

One: He is the President and the Secretary of Living Possibilities, a California corporation (the "**Company**").

Two: Article I of the Company's Articles of Incorporation is hereby amended and restated to read in its entirety as follows:

"ONE: The name of this corporation is MaestroConference, Inc."

Three: Article IV of the Company's Articles of Incorporation is hereby amended and restated to read in its entirety as follows:

"FOUR: This corporation is authorized to issue only one class of shares of stock, which shall be designated common stock. The total number of shares of stock which this corporation is authorized to issue is twenty million (20,000,000) shares.

Effective immediately upon the filing of this Certificate of Amendment of the Company's Articles of Incorporation (this "**Certificate of Amendment**"), each one (1) outstanding share of the Company's Common Stock will be split, automatically and without further action, into twenty (20) shares of Common Stock (the "**Stock Split**"). The Stock Split shall be effected on a holder-by-holder basis. All share and per share amounts set forth in this Certificate of Amendment, including, without limitation, the authorized share numbers set forth in this Article Four, and all other rights, preferences and privileges of the Company's Common Stock, reflect the Stock Split and no further adjustment to the terms of this Certificate of Amendment shall be necessary in connection with the Stock Split."

Four: The amendment which has been made hereby to the Company's Articles of Incorporation is to effect a stock split of the issued and outstanding Common Stock.

Five: The foregoing amendment of the Company's Articles of Incorporation has been duly approved by the Company's Board of Directors.

Six: The foregoing amendment of the Company's Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the Company is one million (1,000,000). The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than fifty percent (50%).

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this 15 day of April, 2009.

Brian Burt
President and Secretary

A0723323

2946445

NCTO:

FILED
in the office of the Secretary of State of the State of California

DEC 09 2011

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF MAESTROCONFERENCE, INC.

Brian Burt certifies that:

1. He is the President and Secretary of MaestroConference, Inc., a California corporation (the "***Corporation***").

2. The Articles of Incorporation of the Corporation, as amended to the date of the filing of this certificate, including amendments and restatements set forth herein but not separately filed (and with the omissions required by Section 910 of the California Corporations Code), are hereby amended and restated in their entirety as set forth in Exhibit I, attached hereto and made part hereof by this reference.

3. The Amended and Restated Articles of Incorporation attached hereto as Exhibit I (other than omissions required by Section 910 of the Corporations Code) have been duly approved by the Board of Directors of the Corporation and by the required vote of the shareholders of the Corporation in accordance with Sections 902 and 903 of the California Corporations Code and the Articles of Incorporation. The Corporation has one authorized class of stock, and the total number of outstanding shares is four million (4,000,000) shares of Common Stock. The number of shares voting in favor of the Amended and Restated Articles of Incorporation set forth herein equaled or exceeded the vote required. The percentage vote required was more than fifty percent (50%) of the outstanding shares of capital stock.

The undersigned further declares, under penalty of perjury under the laws of the State of California, that the matters set forth in this certificate are true and correct of our knowledge.

Dated: November 10, 2011

Brian Burt, President and Secretary

EXHIBIT I

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

MAESTROCONFERENCE, INC.

ARTICLE I
NAME

The name of the corporation (which is hereinafter referred to as the "Corporation") is Maestro Conference, Inc.

ARTICLE II
PURPOSE

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III
AUTHORIZED SHARES

3.1 Authorized Capital. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of capital stock which the Corporation shall have authority to issue is twenty five million (25,000,000), consisting of twenty million (20,000,000) shares of Common Stock and five million (5,000,000) shares of Preferred Stock.

3.2 Common Stock. Subject to any preferential or other rights granted to any series of Preferred Stock, the holders of shares of the Common Stock shall be entitled to receive dividends out of funds of the Corporation legally available therefor, at the rate and at the time or times as may be provided by the Board of Directors and shall be entitled to receive distributions legally payable to shareholders on the liquidation of the Corporation. The holders of shares of Common Stock, on the basis of one vote per share, shall have the right to vote for the election of members of the Board of Directors of the Corporation and the right to vote on all other matters, except where a separate class or series of the Corporation's shareholders vote by class or series.

3.3 Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of wholly unissued shares of Preferred Stock in series and, by filing a certificate pursuant to the General Corporation Law of the State of California (hereinafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each wholly unissued series shall include, but not be limited to, determination of the following:

(a) The designation of the series, which may be by distinguishing number, letter or title.

(b) The number of wholly unissued shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding).

(c) The amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative.

(d) Dates at which dividends, if any, shall be payable.

(e) The redemption rights and price or prices, if any, for shares of the series.

(f) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series.

(g) The amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(h) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made.

(i) Restrictions on the issuance of shares of the same series or of any other class or series.

(j) The voting rights, if any, of the holders of shares of the series.

ARTICLE IV
LIMITATION ON DIRECTORS' LIABILITY

The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

ARTICLE V
INDEMNIFICATION

The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

ncto:

A0738889

2946445

FILED
Secretary of State
State of California

FEB 06 2013

CERTIFICATE OF AMENDMENT OF

ARTICLES OF INCORPORATION

The undersigned certifies that:

ONE. He is the **President** and the **Secretary** of MaestroConference, Inc., a California corporation (the "**Company**").

TWO. Article I of the Company's Articles of Incorporation is amended and restated to read as follows:

"ONE: The name of this corporation is VoiceVoice, Inc."

THREE. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

FOUR. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is one million (1,000,000). The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

DATE: 02/04/2013

Brian Burt, President and Secretary

I hereby certify that the foregoing transcript of ______ page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

MAR 02 2015

Date: ______

ALEX PADILLA, Secretary of State

2946445 A0765249

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF VOICEVOICE, INC.

FILED KA|W
Secretary of State
State of California
lw JAN 07 2015

The undersigned certifies that:

1. They are the president and the secretary, respectively, of VOICEVOICE, INC., a California corporation.

2. Article III of the Articles of Incorporation of this corporation is amended to read as follows:

ARTICLE III

AUTHORIZED SHARES

3.1 Authorized Capital. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of capital stock which the Corporation shall have authority to issue is thirty five million (35,000,000), consisting of twenty million (20,000,000) shares of Common Stock and fifteen million (15,000,000) shares of Preferred Stock.

3.2 Common Stock. Subject to any preferential or other rights granted to any series of Preferred Stock, the holders of shares of the Common Stock shall be entitled to receive dividends out of funds of the Corporation legally available therefor, at the rate and at the time or times as may be provided by the Board of Directors and shall be entitled to receive distributions legally payable to shareholders on the liquidation of the Corporation. The holders of shares of Common Stock, on the basis of one vote per share, shall have the right to vote for the election of members of the Board of Directors of the Corporation and the right to vote on all other matters, except where a separate class or series of the Corporation's shareholders vote by class or series.

3.3 Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in series and, by filing a certificate pursuant to the General Corporation Law of the State of California (hereinafter referred to as a "Preferred Stock Designation"), may determine or alter the rights, preferences, privileges, and restrictions of any wholly unissued series. The authority of the Board of Directors with respect to each wholly unissued series shall include, but not be limited to, determination of the following:

(a) The designation of the series, which may be by distinguishing number, letter or title.

(b) The number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding).

(c) The amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative.

(d) Dates at which dividends, if any, shall be payable.

(e) The redemption rights and price or prices, if any, for shares of the series.

(f) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series.

(g) The amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(h) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made.

(i) Restrictions on the issuance of shares of the same series or of any other class or series.

(j) The voting rights, if any, of the holders of shares of the series.

3. The foregoing amendment of Articles of Incorporation was unanimously approved by the board of directors of the corporation. The total number of outstanding shares of the corporation is nine million six hundred forty one thousand seven hundred and nine (9,641,709), of which three million one hundred one thousand five hundred sixty-five (3,101,565) are Common shares and six million five hundred forty thousand one hundred forty four (6,540,144) are Preferred

A0765249

shares. There are no other classes of shares. All of the Common shares of the corporation voted in favor of the foregoing amendment. Voting separately, all of the Preferred shares of the corporation also voted in favor of the foregoing amendment.

4. We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: 11/5, 2014

Brian Burt, President

Brian Burt, Secretary

CERTIFICATE OF AMENDMENT
Of
VOICEVOICE, INC.

Brian Burt certifies that:

1. He is the President and Secretary of VoiceVoice, Inc., a California corporation (the "**Corporation**") under file no. 2946445.

2. Section 3.3, Article III of the Articles of Incorporation of the Corporation is amended to read as follows:

3.3 Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of wholly unissued shares of Preferred Stock in series and, by filing a certificate pursuant to the General Corporation Law of the State of California (hereinafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof, provided that unless otherwise expressly specified by the Board of Directors, Preferred Stock shall be non-voting. The authority of the Board of Directors with respect to each wholly unissued series shall include, but not be limited to, determination of the following: (a) The designation of the series, which may be by distinguishing number, letter or title; (b) The number of wholly unissued shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding); (c) The amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative; (d) Dates at which dividends, if any, shall be payable; (e) The redemption rights and price or prices, if any, for shares of the series; (f) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series; (g) The amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation; (h) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made; (i) Restrictions on the issuance of shares of the same series or of any other class or series; (j) The voting rights, if any, of the holders of shares of the series, provided that unless expressly specified otherwise, the series shall be non-voting.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation entitled to vote on the amendment was 4,800,000 shares

of Common Stock and 6,885,660 shares of Preferred Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the outstanding shares of Common Stock and more than 50% of the shares of Preferred Stock.

5. The undersigned further declares, under penalty of perjury under the laws of the State of California, that the matters set forth in this certificate are true and correct of his knowledge.

Dated: October 9, 2017

Brian Burt

Brian Burt, President and Secretary

CERTIFICATE OF DETERMINATION
OF
RIGHTS, PREFERENCES, PRIVILEGES, RESTRICTIONS OF
VV LAUNCH ROUND OF PREFERRED STOCK OF
VOICEVOICE, INC.

Pursuant to Sec. 401 of the California Corporation Code:

Brian Burt, President and Secretary of VoiceVoice, Inc., a California corporation (the "**Corporation**") under file no. 2946445, certifies that:

1. On 11 October 2017, the Board of Directors of the Corporation adopted a resolution designating Two Million Five Hundred Thousand (2,500,000) shares of preferred stock as the Corporation's "VV Launch Round of Preferred Stock."

2. No shares of the VV Launch Round of Preferred Stock have been issued.

3. Pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, the resolution duly adopted by the Board of Directors on 11 October 2017, which created a series designated as "VV Launch Round of Preferred Stock", provides as follows:

NOW, THEREFORE, be it RESOLVED, that the Board of Directors of the Corporation hereby establishes a series of Preferred Stock designated as "VV Launch Round of Preferred Stock," consisting of Two Million Five Hundred Thousand (2,500,000) shares having the following rights, privileges and restrictions:

(a) **Designation**. There is hereby created a series of Preferred Stock, designated as "**VV Launch Round Preferred Stock**," or for brevity, "**This Round**," consisting of two million five hundred thousand (2,500,000) shares with no par value.

(b) **Dividends**. This Round shall have certain preferences above Common Stock, as defined below.

1) **Bonus Dividend.** If the shareholder holds stock with an original purchase price of at least **One Thousand Dollars ($1,000.00)**, the shareholder shall have a "bonus dividend," otherwise known as the **Participating 7% Accumulating Dividend Preference**. This means that 7% of the original purchase price of the stock shall be either paid in cash each year, or accumulates for the shareholder, at the discretion of the Board of Directors.

Upon merger, acquisition, or liquidation, any as yet unpaid accumulating dividends shall be first paid to Preferred Shareholders (as the "**Preference**") with the remaining funds to be split evenly, per share, among Common and (participating) Preferred Stock.

2) **Non Participating Preference for the Entire Original Investment.** In case of merger, acquisition, or liquidation, This Round shall have the rights to claim their entire original purchase price in full, minus cash dividends already paid, (as the "**Preference**"), before *any* amount is distributed to the Common Stock. Shareholders exercising this Preference do not receive any share of the remaining funds after the total Preference is paid, nor any unpaid accumulated dividends. (As such, this is the "Non Participating" preference option.)

If a shareholder is eligible for both types of dividend above, he shall receive the more favorable dividend. In case of ambiguity as to which option is better (such as an acquisition offer that includes private stock of uncertain value), the Company may select the Preference. However, in case other Preferred series opt for different Preferences, or in case funds are insufficient to meet the total Preference amounts, the Preference amounts of all series of the Preferred Stock shall all be considered of equal priority, and funds shall be paid to Preferred Stock proportionate to their Preference amount.

(c) **Major Investors**. Shareholders in this round holding stock with an original purchase price of at least One Thousand Dollars ($100,000.00) ("**Major Investors**") have the pre-emptive right to purchase a pro rata share of any offering of new securities by the Company, except in case of shares issued in exchange for property needed for business purposes, or issued in payment of debt.

The pro rata share will equal the ratio of (x) the Preferred shares held by such holder (on an as-converted basis) to (y) the Company's fully-diluted capitalization (on an as-converted and as-exercised basis). This pre-emptive right shall not apply to, and shall expire, upon the Corporation's initial public offering.

(d) **Repurchase**. If the shareholder is not a Major Investor, the Company may exercise repurchase rights over This Round stock as provided in this paragraph. The Company may repurchase This Round stock from the shareholder prior to an initial public offering, qualified financing, merger, acquisition, or liquidation, for the fair market value of the stock, as determined by an independent appraiser of securities chosen by the Company. A "qualified financing" is bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells not less than One Million Dollars ($1,000,000.00) of preferred stock at a fixed pre-money valuation. On the other hand, in case of a qualified financing, the Company may repurchase This Round stock at the qualified financing price per share.

(e) **Conversion to Common Stock**.

1) **Individual Conversion**. A shareholders in This Round may convert some or all of his shares into Common Stock at any time by written notice to the Corporation. The conversion rate shall be 1:1, provided that the necessary adjustments shall be made in case of stock splits. The date of conversion shall be deemed to be the date that the Corporation actually received the notice.

2) **Conversion by Majority**. A majority-in-interest of the This Round may vote to convert all This Round shares into Common Stock. In this case, on the 5th business day after the date of the majority vote, all This Round shares shall automatically convert into Common Stock at the same conversion rate mentioned above. The Corporation shall issue a notice to all This Round

shareholders requiring them to surrender their stock certificates to the Corporation for exchange with stock certificates representing the resulting number of Common Stock.

3) **Effect of Conversion**. If the conversion results in fractional shares of Common Stock, the Corporation shall not issue these shares, and shall instead pay out the cash equivalent of the same. The converted This Round shares shall resume the status of unauthorized and unissued preferred stock, without designation as to series, and shall be available for future issuance by the Corporation.

4) **Reservation of Common Stock**. The Corporation shall reserve enough of its authorized and unissued Common Stock to convert all outstanding shares of This Round. If the number of unissued Common Stock becomes insufficient for this purposes, the Corporation will exert best efforts to obtain the necessary approvals to increase its authorized Common Stock accordingly. The Corporation may also apply its Common Stock treasury shares for purposes of conversion.

(f) **Market Stand-Off.** Shareholders of This Round shall not sell or otherwise dispose of their stock within 180 days following the Corporation's initial public offering.

RESOLVED FURTHER, that the Chief Executive Officer, President or any Vice President and the Secretary or any Assistant Secretary of the Corporation, each with the full power to act alone, be, and each hereby is, authorized and directed to execute the Certificate of Determination and to cause it to be filed with the Secretary of State of the State of California.

RESOLVED FINALLY, that the appropriate officers of the Corporation be and each of them hereby is, authorized and directed, for and on behalf of the Corporation, to execute all documents and take such further action as they may deem necessary, appropriate or advisable to effect the purposes of each of the foregoing resolutions.

4. The undersigned further declares, under penalty of perjury under the laws of the State of California, that the matters set forth in this certificate are true and correct of his own knowledge.

Dated: 13 October 2017

Brian Burt, President and Secretary
Voice Voice Inc.